1021 West Hastings Street, 9th Floor
Vancouver, BC, Canada

V6E 0C3

Austin Gold Advances U.S. Exploration with New Geophysics and Drilling Plans

October 1, 2025

Summary

- At Stockade Mountain, a Controlled Source Audio-frequency Magnetotellurics ("CSAMT") survey has been designed to better target high grade gold vein structures at the appropriate depth and will be completed this year subject to contractor availability and weather and ground conditions.

- At Lone Mountain, the Company continues detailed field work that includes geological mapping, geochemical sampling, and additional gravity geophysics. Soil sampling results show significant enrichments of arsenic, antimony, and thallium over large areas of the property that are associated with gold anomalies.

Vancouver, BC, Canada -- Austin Gold Corp. ("Austin" or the "Company") (NYSE American: AUST) provides an update on its exploration activities at its Stockade Mountain Project in Oregon, and Lone Mountain project in Nevada.

Project Update

At the Stockade Mountain Project, an in-depth review and modeling of a historical gradient-array IP-resistivity survey suggests that it was not suitable for imaging potential vein-hosting structures at the depths of 200-300 metres, which are the target depths for this project. Accordingly, the Company has designed a detailed geophysical CSAMT survey to acquire better imaging of target structures. The Company is in the queue with a contractor for this survey and expects it will be completed this year, subject to weather and ground conditions. The reverse circulation ("RC") drilling program anticipated for 2025 is being deferred until 2026 to allow incorporation of the CSAMT results into drill targeting.

The Company has received permission from the Oregon Water Resources Department to drill a water well to produce water for exploration drilling and is planning to drill the well in the fourth quarter of 2025 to ensure water is available for future drilling campaigns.

At the Lone Mountain Project, the Company continues to advance exploration with detailed geological mapping, geochemical sampling, and gravity geophysics.

As previously reported, Austin completed a soil and stream sediment sampling program consisting of 2,027 soil and 122 stream sediment samples. Further analysis of data from the 2024 soil sampling program revealed unusual patterns for a few of the elements that are not normally used for Carlin-type gold deposit exploration.

Re-assay of the samples has been completed with minimal overall change in the elements useful for Carlin-type gold deposit targeting. These results show significant enrichments of arsenic, antimony, and thallium over large areas of the property that are associated with gold anomalies in the soils up to 0.128 g/t. The Company is in the process of incorporating the soil results with the detailed geological mapping and gravity geophysics surveys.

Although significant historical exploration has been conducted at Lone Mountain, large areas of the property remain untested, or minimally tested, by drilling.

Robert M. Hatch, the Qualified Person for Austin as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has approved the scientific and technical information in this news release.

Corporate Update - Marketing Agreement

On September 26, 2025, the Company entered into a marketing agreement with i2i Marketing Group, LLC ("i2i"), a Florida-based company, for the purpose of providing various marketing services to the Company. i2i will create an advertising campaign and utilize their marketing program strategy with the aim of increasing investor awareness through various online platforms and methods of engagement. The agreement has an initial term of two months at a cost of $250,000. The Company will not issue any securities to i2i as compensation for its marketing services. As of the date hereof, to the Company's knowledge, i2i (including its directors and officers) does not own any securities of the Company and is arm's length to the Company.

About Austin Gold Corp.

Austin is a gold exploration company focused on gold targets and making district-scale gold discoveries in the southwestern United States.

Austin has two projects in Nevada. The Kelly Creek Project is located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County and the Lone Mountain Project is on the Independence-Jerritt Canyon gold trend in Elko County. Collectively, these Nevada properties comprise approximately 34.9 mi2 (90 km2) of unpatented lode mining claims and private property. In Oregon, the Stockade Mountain Project consists of approximately 10.5 mi2 (27.2 km2) of unpatented mining claims situated in a geological environment that appears the same as the nearby Grassy Mountain Deposit that is being permitted for underground mining.

For further information, please contact:

Darcy A. Higgs, Vice President, Business Development

604-644-6580

info@austin.gold

Website: www.austin.gold

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws that is intended to be covered by the safe harbors created by those laws. "Forward-looking information" includes statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, the Company's expectations, strategies and plans for the Lone Mountain Project, the Stockade Mountain Project, and the Kelly Creek Project, including the Company's planned expenditures and exploration activities.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance, or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance, or achievements expressed or implied by such forward-looking information.

The Company cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking information contained in this press release to reflect events or circumstances after the date hereof.